BRANDES INVESTMENT TRUST
FOURTH AMENDMENT TO INVESTMENT ADVISORY AGREEMENT

THIS FOURTH AMENDMENT TO INVESTMENT ADVISORY AGREEMENT is made as of the 31st day of January, 2011, by and between BRANDES INVESTMENT TRUST (the “Trust”), a statutory trust organized under the laws of the State of Delaware, and BRANDES INVESTMENT PARTNERS, L.P. (the “Advisor”), a California limited partnership.

WHEREAS, the parties entered into an Investment Advisory Agreement dated December 16, 1996, as previously amended, for the provision of certain investment advisory services to various series of the Trust by the Advisor (the “Advisory Agreement”); and

WHEREAS, the parties wish to amend the Advisory Agreement to provide for the provision of such services to the newly created Brandes Institutional Emerging Markets Fund series of the Trust (the “EM Fund”);

NOW, THEREFORE, in consideration of the mutual promises and agreement contained herein and other good and valuable consideration, the receipt of which is acknowledged, the parties hereto agree that the Advisory Agreement shall be amended as set forth herein.

1.  The Trust appoints the Advisor to act as investment adviser the EM Fund pursuant to the Advisory Agreement.  All references in the Advisory Agreement to other series of the Trust are hereby amended to refer to the EM Fund and each of such other series, as the case may be.

2.  Section 5(a) of the Advisory Agreement is amended by adding the following to the end thereof: “The Trust agrees to pay the Advisor, and the Advisor agrees to accept as full compensation for all services rendered by the Advisor as such, an annual management fee, payable monthly and computed on the value of the net assets of the EM Fund as of the close of business each business day at the annual rate of 0.95% of the net assets of such Fund.”

3.  This Amendment shall go into effect on the date set forth above and shall, unless terminated with respect to the EM Fund as set forth in the Advisory Agreement, continue for a period of two years from such date and from year to year thereafter as set forth in Section 6(a) of the Advisory Agreement.  The other provisions of Section 6 of the Advisory Agreement with respect to the continuation and termination of the Advisor’s services shall apply to each series of the Trust separately.

4.  The Advisor acknowledges and agrees that the obligations of each series of the Trust pursuant to the Advisory Agreement bind only such series, and that the Advisor may not look to the assets of any other series for payment or other satisfaction of such obligations.

IN WITNESS WHEREOF, the parties hereto have cause the foregoing instrument to be executed by duly authorized persons as of the date set forth above.

                    BRANDES INVESTMENT TRUST

                    By: _____________________
                    Title: ____________________

                    BRANDES INVESTMENT PARTNERS, L.P.

                    By: ____________________
                    Title: __________________